Dreyfus
100% U.S. Treasury
Money Market Fund

SEMIANNUAL REPORT June 30, 2005



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus 100% U.S. Treasury Money Market Fund, covering the six-month period from January 1, 2005, through June 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Bernard W. Kiernan, Jr.

The Federal Reserve Board continued to raise short-term interest rates steadily and gradually over the first half of 2005 in its ongoing effort to move away from its previously accommodative monetary policy. As the federal funds rate climbed, so have yields of money market instruments providing a much-needed boost to money market fund yields, which were at historically low levels this same time last year.

Given the recent economic data released on the U.S. economy, most analysts currently believe that the Fed is likely to continue to raise short-term interest rates until they reach a level that neither stimulates nor restricts economic activity. This view is consistent with that of our economists, who are calling for the U.S. economy to continue to grow over the foreseeable future without significant new inflationary pressures. As always, we encourage you to discuss these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2005



DISCUSSION OF FUND PERFORMANCE

Bernard W. Kiernan, Jr., Portfolio Manager

How did Dreyfus 100% U.S. Treasury Money Market Fund perform during the period?

During the six-month period ended June 30, 2005, the fund produced an annualized yield of 1.80%. Taking into account the effects of compounding, the fund also provided an annualized effective yield of 1.81% for the same period.[1]

What is the fund's investment approach?

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the fund invests only in U.S. Treasury securities.

What other factors influenced the fund's performance?

The fund's performance was influenced primarily by rising short-term interest rates in a recovering economy. The Federal Reserve Board (the "Fed") raised short-term interest rates at each of four meetings of its Federal Open Market Committee ("FOMC") during the reporting period, continuing its gradual move away from the aggressively accommodative monetary policy that had prevailed over the past several years.

In early February, the Fed increased the overnight federal funds rate from 2.25% to 2.5%. Although the move was widely expected, many analysts at the time believed that inflationary pressures remained low in a moderately growing economy. By the time of the next FOMC meeting in late March, however, surging energy prices and healthy employment gains had rekindled investors' inflation concerns. In its announcement of the March rate increase to 2.75%, the Fed adopted a more hawkish tone, noting that "pressures on inflation have picked up in recent months, and pricing power is more evident." It was later estimated that the U.S. economy expanded at a 3.5% annualized rate during the first quarter of 2005.

While weaker-than-expected data in April suggested that the U.S. economy might be hitting another soft patch, it later was estimated that the U.S. labor market added more jobs than expected in April, and employment statistics for February and March were revised upward. While these data provided some encouragement that high energy prices had not hindered the economic expansion, difficulties in the airline and automotive industries were regarded as potential threats to consumer and business confidence and spending.

In early May, the Fed implemented its eighth consecutive rate hike, driving the federal funds rate to 3%. However, signs that China's torrid growth rate may be moderating, and the impending rejection of the European Union's proposed constitution, contributed to worries of weakness in the U.S. economy's manufacturing sector. This, in part, caused an unexpected rally in the 10-year U.S. Treasury bond, which ended the reporting period with a yield below 4%.

Economic expectations appeared to improve in June, when the U.S. labor market posted another relatively impressive performance. On the other hand, oil prices broke the $60/barrel barrier, and investors continued to worry that higher energy and borrowing costs might hinder economic activity. Nonetheless, when the Fed hiked the federal funds rate to 3.25% on June 30, the reporting period's last day, it left the language in its accompanying statement unchanged, suggesting that additional rate increases remained in store.

In this environment, many money market investors focused on maintaining liquidity and keeping funds available for higher-yielding instruments as they became available. As a result, demand for shorter-term money market instruments was robust, while demand for instruments with one-year maturities was relatively low. This caused yield differences between overnight instruments and one-year securities to steepen significantly.

What is the fund's current strategy?

While the U.S. economy recently has sent mixed signals, it appears likely that the Fed will continue to raise short-term interest rates during the second half of the year. Accordingly, we have continued to maintain the fund's relatively short weighted average maturity in an attempt to foster liquidity while maintaining the fund's ability to capture higher yields, should they become available.

July 15, 2005

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the portfolio seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the portfolio.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus 100% U.S. Treasury Money Market Fund from January 1, 2005 to June 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment	
assuming actual returns for the six months ended June 30, 2005	
Expenses paid per $1,000†	$ 3.39
Ending value (after expenses)	$1,008.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment	
assuming a hypothetical 5% annualized return for the six months ended June 30, 2005	
Expenses paid per $1,000†	$ 3.41
Ending value (after expenses)	$1,021.42

† *Expenses are equal to the fund's annualized expense ratio of .68%; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2005 (Unaudited)

U.S. Treasury Bills−100.0%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
7/7/2005	2.73	500,000	499,773
7/21/2005	2.79	190,000,000	189,707,666
7/28/2005	2.91	1,000,000	997,825
8/4/2005	2.85	13,000,000	12,965,131
8/11/2005	2.88	95,000,000	94,689,482
9/1/2005	2.94	95,000,000	94,522,256
9/22/2005	2.97	77,000,000	76,477,181
10/13/2005	3.02	160,000,000	158,620,266
Total Investments (cost $628,479,580)		**100.0%**	**628,479,580**
Cash and Receivables (Net)		**.0%**	**222,267**
Net Assets		**100.0%**	**628,701,847**

Portfolio Summary (Unaudited)†

	Value (%)
U.S. Treasury Bills	**100.0**

† Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	628,479,580	628,479,580
Cash		754,732
Prepaid expenses		26,431
		629,260,743
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(b)		308,314
Payable for shares of Beneficial Interest redeemed		168,199
Accrued expenses		82,383
		558,896
Net Assets ($)		**628,701,847**
Composition of Net Assets ($):		
Paid-in capital		628,725,721
Accumulated net realized gain (loss) on investments		(23,874)
Net Assets ($)		**628,701,847**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		628,437,167
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2005 (Unaudited)

Investment Income ($):	
Interest Income	**8,033,482**
Expenses:	
Management fee–Note 2(a)	1,624,181
Shareholder servicing costs–Note 2(b)	444,257
Trustees' fees and expenses–Note 2(c)	58,150
Custodian fees	31,250
Professional fees	25,522
Prospectus and shareholders' reports	20,690
Registration fees	14,419
Miscellaneous	9,617
Total Expenses	**2,228,086**
Less–reduction in transfer agency per account charges due to low balance fee rebate	(3,456)
Net Expenses	**2,224,630**
Investment Income–Net	**5,808,852**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**11,697**
Net Increase in Net Assets Resulting from Operations	**5,820,549**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31, 2004
Operations ($):		
Investment income−net	5,808,852	4,015,260
Net realized gain (loss) on investments	11,697	1,200
Net Increase (Decrease) in Net Assets Resulting from Operations	**5,820,549**	**4,016,460**
Dividends to Shareholders from ($):		
Investment income−net	**(5,808,852)**	**(4,015,260)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	221,006,335	576,198,871
Dividends reinvested	5,576,078	3,855,342
Cost of shares redeemed	(265,383,978)	(713,113,857)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(38,801,565)**	**(133,059,644)**
Total Increase (Decrease) in Net Assets	**(38,789,868)**	**(133,058,444)**
Net Assets ($):		
Beginning of Period	667,491,715	800,550,159
End of Period	**628,701,847**	**667,491,715**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31,				
		2004	2003	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.009	.006	.005	.012	.037	.052
Distributions:						
Dividends from investment income−net	(.009)	(.006)	(.005)	(.012)	(.037)	(.052)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	1.79a	.57	.46	1.24	3.74	5.31
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.68a	.69	.67	.66	.63	.69
Ratio of net investment income to average net assets	1.79a	.55	.47	1.23	3.65	5.22
Net Assets, end of period ($ x 1,000)	628,702	667,492	800,550	921,513	1,020,232	1,006,905

[a] Annualized.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus 100% U.S. Treasury Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor") a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The funds's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $35,571 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2004. If not applied, $22,649 of the carryover expires in fiscal 2007, $588 expires in fiscal 2010 and $12,334 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2004 was all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At June 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50 of 1% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended June 30, 2005, the fund was charged $246,856 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended June 30, 2005, the fund was charged $124,198 pursuant to the transfer agency agreement.

During the period ended June 30, 2005, the fund was charged $1,998 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $260,316, chief compliance officer fees $1,998 and transfer agency per account fees $46,000.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. In November 2004, all named defendants moved to dismiss the Amended Complaint in the whole or substantial part. Briefing was completed in May 2005.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Trustees held on May 24, 2005, the Board considered the re-approval of the fund's Management Agreement (the "Management Agreement") for an additional one-year term, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members who are not "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the Fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to the Management Agreement. The presentation included a detailed summary of the services provided to Dreyfus-managed mutual funds by each business unit within the Manager. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of the distribution channels of the fund as well as the distribution of other funds in the Dreyfus complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee
and Expense Ratio.</u> The Board members reviewed the fund's performance and expense ratios, placing significant emphasis on comparisons
to a group of comparable funds, and to the relevant iMoneyNet and
Lipper category averages. The group of comparable funds was previously approved by the Board for this purpose, and was prepared using
a Board-approved selection methodology that was based, in part, on
selecting non-affiliated funds reported in the same iMoneyNet category as the fund. The Board reviewed the fund's performance, management fee, and total expense ratio within this comparison group and
against the iMoneyNet averages (with respect to performance) and
Lipper category average (with respect to expense ratios), and discussed
the results of the comparisons. The Board members noted that the
fund's total return performance for the one-, three-, five- and ten-year
periods ended March 31, 2005 was slightly lower than the iMoneyNet
category averages and, except for the five-year period, lower than the
comparison group averages. The Manager's representatives noted that
the performance was negatively affected by the fund maintaining a
longer average portfolio maturity during a period of rising interest
rates. It was further noted that relative performance had improved during the first quarter of 2005. The Board members also discussed the
fund's management fee and expense ratio. They reviewed the range of
management fees in the comparison group and noted that the fund's
management fee was higher than that of most of the funds in the comparison group and that its expense ratio was higher than the fund's
comparison group average, but lower than the Lipper category average.

The Board members also reviewed the fee paid to the Manager by the
other mutual funds managed by the Manager or its affiliates with similar investment objectives, policies, and strategies, and in the same
iMoneyNet category, as the fund (the "Similar Funds"). The Manager's
representatives explained the nature of the Similar Funds and the differences, from Dreyfus' perspective, in management of the Similar Funds as
compared to management of the fund. The Manager's representatives
also reviewed the costs associated with distribution through intermedi-

aries. The Board analyzed the fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance and the services provided. The Similar Funds had the same management fees as the fund. The Board members considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the fund's management fee.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding Dreyfus' approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The information also analyzed where any economies of scale might emerge as fund assets grow. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale are predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each Trustee expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.

- The Board was satisfied with the fund's overall performance.

- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that, to the extent that the fund realizes material economies of scale, the Board would seek to do so.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

Dreyfus
100% U.S. Treasury
Money Market Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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